UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42294

Wellchange Holdings Company Limited

(Translation of registrant’s name into English)

Unit 7 On 25th Floor Global Gateway Tower, No.63 Wing Hong Street,

Kowloon, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Appointment of Ms. Chung as an Independent Director

On March 26, 2026, the board of directors of Wellchange Holdings Company Limited (the “Company”) (the “Board) appointed Ms. Chung Hiu Tung (“Ms. Chung”) as an independent director, the chairwoman of the Audit Committee, and a member of Compensation and nominating Committee  of the Company”. Ms. Chung Hiu Tung, Rachel is an accounting professional with approximately 10 years of experience in audit, financial reporting and accounting advisory. From December 2019 to October 2024, she served as Manager at Elite Partners CPA Limited, where she was responsible for performing audit work, preparing financial statements for listed and private companies, supervising audit teams, and communicating with clients and independent professional parties. From October 2016 to December 2019, she served as Senior Accountant II at HLB Hodgson Impey Cheng Limited, where she performed audit work, prepared financial statements, supervised engagement teams, and participated in IPO-related reporting on the GEM Board. From June 2015 to September 2016, she served as Audit Junior at LKKC CPA Limited, where she performed audit work for private companies and prepared tax computations and submissions to the Inland Revenue Department. Ms. Chung received a Bachelor of Business Administration (Honours) in Accounting from The Open University of Hong Kong in 2015 and a Higher Diploma in Business (Accounting and Financial Planning) from HKU SPACE Po Leung Kuk Community College in 2013. She has been a member of the Hong Kong Institute of Certified Public Accountants since May 3, 2023.

Ms. Chung does not have a family relationship with any director or executive officer of the Company. She has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The Board has determined that Ms. Chung is independent, pursuant to the definition of independence under Rule 5605(a)(2) of the Nasdaq Listing Rules, based on an evaluation of the relationships between the Company and Ms. Chung. The Board has further determined that Ms. Chung qualifies as an “audit committee financial expert” under Item 407(d)(5) of Regulation S-K of the Securities Exchange Act of 1934, as amended, and satisfies the financial sophistication requirements of Rule 5605(c)(2)(A) of the Nasdaq Listing Rules, based on her education, experience, and professional background.

Ms. Chung entered into a director offer letter with the Company on March 20, 2026, pursuant to which she will serve as an independent director until her successor is duly elected and qualified, subject to annual re-appointment by the Board. Under the director offer letter, Ms. Chung will receive annual compensation of US$20,000 for her services as an independent director of the Company. The director offer letter is qualified in its entirety by reference to the complete text of the letter, which is filed hereto as Exhibit 10.1.

Resignations of Mr. Michael Chung Fai Ng

On March 26, 2026 , Mr. Michael Chung Fai Ng notified the Company of their resignations as an Independent Director, effective upon delivery of their written notices of resignation to the Board of Directors, which occurred on March 26, 2026.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement between the Company and Ms. Chung Hiu Tung

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wellchange Holdings Company Limited

Date: March 27, 2026	By:	/s/ Shek Kin Pong
	Name:	Shek Kin Pong
	Title:	Chief Executive Officer

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